April 5, 2005

VIA EDGAR AND FACSIMILE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
850 Fifth Street, N.W.
Washington, DC 20549

Mail Stop 03-09

RE:	American Healthways, Inc. Form 10-K for the fiscal year ended August 31, 2004 File No. 0-19364

Dear Mr. Rosenberg:

The following is a response to your comment letter of March 16, 2005 relating to American Healthways, Inc. (the “Company”) Form 10-K for the fiscal year ended August 31, 2004.

Management’s Discussion and Analysis

Critical Accounting Policies

Revenue Recognition, pages 22 and 23

1.	In regards to the contract settlement process under a contract, please consider expanding your disclosure to include the following:

a.	For each period presented, quantify and disclose the changes in estimates of prior period revenue and contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of revenue and contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004. This should include performance-related adjustments to revenues such as amounts recorded as revenue that ultimately needed to be refunded, adjustments to incentive bonuses accrued and data reconciliation differences.

Beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2005, the Company will expand its disclosure under its Revenue Recognition section of Critical Accounting Policies to quantify and disclose the amount of revenue recognized in the current period that can be attributed to services provided during the prior fiscal year. This amount will include performance-related adjustments (including any amounts recorded as revenue that were ultimately refunded), changes in estimates (such as a customer’s medical cost trend compared to a baseline year or medical claims incurred but not reported), data reconciliation differences, and adjustments to incentive bonuses.

b.	Quantify and disclose the reasonably possible effects that a change in estimate of these unsettled amounts as of the latest balance sheet date could have on your financial position and operations.

Each of our contracts with performance-based fees contains different contractual targets, and some may require the use of estimates in the measurement of actual performance. For a majority of our contracts, we measure performance by using full contractual data sets, which do not require the use of estimates. Because of the different contractual targets, it is only possible to quantify the impact of a change in an estimate on a contract by contract basis. The same change in an estimate could have a significant financial impact on one contract while having no impact on another contract. Accordingly, it is unlikely that an investor could draw a meaningful conclusion from a sensitivity analysis of these estimates.

We propose that a more meaningful disclosure would be to provide investors with the total amount of performance-based fees subject to refund as of the latest balance sheet date. In addition, we believe that separately disclosing the portion of the cumulative balance of all of these unsettled amounts that is based upon estimates would also provide meaningful information to investors.  We would propose to include these disclosures in the Revenue Recognition section of Critical Accounting Policies beginning with the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2005.

Contractual Obligations, page 30

2.	We note that you have not included your interest payments related to long-term debt in your contractual obligations table. It would appear that these liabilities represent your future legal obligations. Per Item 303(a)(5) of Regulation S-K, please revise your table to include these amounts.

Response to Question 2:

The Company will revise its contractual obligations table to include estimated interest payments related to long-term debt in accordance with Item 303(a)(5) of Regulation S-K.

Financial Statements

Note 1, Summary of Significant Accounting Policies, page 37

Revenue Recognition, page 38

3.	Please tell us supplementally and clarify in the filing why you believe your policy for recognizing revenue for performance-based programs is appropriate under Staff Accounting Bulletins 101 and 104. We note that a portion (up to 100%), of the fees may be refundable to the customer and that you recognize revenue based on your performance to date. Please tell us specifically if the amounts may be refundable regardless of your performance to date.

Response to Question 3:

The above comment appears similar to issues raised from an SEC review of our Annual Report on Form 10-K for the fiscal year ended August 31, 2001. Specifically, we refer you to the issues raised in Comments #5 and # 6 in the comment letter dated January 31, 2002 and our corresponding response letters dated March 11, 2002 and March 21, 2002.

The Company believes that its revenue recognition accounting policy continues to satisfy the requirements of SAB 101 and 104, Revenue Recognition in Financial Statements, (SAB 101 and 104). Under SAB 101 and 104 there are generally four primary criteria for revenue to be recognized:

•	Persuasive evidence of an arrangement exists;
•	Services have been rendered;
•	Collectibility is reasonable assured; and
•	The seller’s price is fixed and determinable.

With regard to the first three criteria, the Company’s arrangements are all contractually based. Revenue is only recognized once services have been provided and to the extent that collection is reasonably assured. With regard to the last criterion, the Company receives payment each month for the entire amount of fees contractually due for that month’s enrollment. As you noted in your comment a portion of these fees may be refundable to the customer based on our performance to date. The Company accounts for these performance-based fees in accordance with SAB 101 and 104 as contemplated by Method 2 of EITF Topic D-96, Accounting for Management Fees Based on a Formula, (EITF D-96). Consistent with EITF Topic D-96, the Company’s recognition of performance-based fees is higher in periods in which targets are being met or exceeded while revenue is lower in periods in which the specific performance targets are not met. Also consistent with Method 2, the Company’s revenue recognition methodology does not involve a consideration of future performance but rather relies only on the calculated fee at the interim measurement date.

Performance-based fees are not refundable for any reason other than our contract performance to date. The Company’s contracts containing performance-based fees include specific termination provisions, and none of the Company’s contracts provide for refunds in the event of an early contract termination. A termination “at will” of a contract by a customer would result in the Company retaining all fees earned to that point.

The Company will update its disclosure in its Summary of Critical Accounting Policies for Revenue Recognition to specifically state that performance-based fees are not refundable for any reason other than contract to date performance.

Note 14, Segment Disclosures, page 49

4.	Please tell us why you believe disclosures in SFAS 131 are not required. Please address paragraphs 10 and 17 in your response and specifically tell us what information your chief operating decision maker receives. Also, please tell us why you believe information required by paragraph 37 of SFAS 131 is not required.

Response to Question 4:

The Company has a single operating segment, its care enhancement services. Since care enhancement services are the only component of the Company whose operating results are regularly reviewed by the Company’s chief operating decision maker and for which discrete financial information is available, it is the Company’s only operating segment as defined by paragraph 10 of SFAS 131.

The chief operating decision maker receives and regularly reviews:

•	Consolidated financial information;

•	Total revenues by customer contract;

•	Direct costs by care enhancement center (care enhancement centers are the company’s nurse-staffed call centers which typically support multiple customer contracts);

•	Indirect costs by overhead department.

Because the Company has only a single operating segment, the aggregation criteria of paragraph 17 of SFAS 131 are not applicable. In addition, because care enhancement services are the only service provided by the Company to external customers, the Company reports its revenues from external customers on a consolidated basis.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact our Chief Financial Officer, Mary A. Chaput, at (615) 665–1122 or by facsimile at (615) 665–7739.

Sincerely yours,

/s/ Ben R. Leedle, Jr.

Ben R. Leedle, Jr.
Chief Executive Officer

cc:	Mary Mast (via facsimile) James H. Cheek, III Cynthia Y. Reisz